Exhibit 99.1

China Yuchai International to Pay Cash Dividend for FY 2017 on July 10, 2018

Singapore, Singapore – June 19, 2018 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that an Interim Dividend of US$0.73 per ordinary share and a Special Dividend of US$1.48 per ordinary share for the year ended December 31, 2017 has been declared by its Board of Directors. The cash dividend will be paid on July 10, 2018 to shareholders of record as of the close of business on June 29, 2018.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited ("GYMCL"), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2017, GYMCL sold 367,097 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

For more information, please contact:

Investor Relations

Kevin Theiss
Tel: +212-521-4050
Email: cyd@bluefocus.com